SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GCA III ACQUISITION CORP.
(Name of Issuer)

COMMON STOCK , PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

NONE
(CUSIP Number)

Peder K. Davisson
Davisson & Associates, PA
3649 Brunswick Avenue North
Minneapolis, MN 55422
(763) 208-0480
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: Kings Cross Capital

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota, U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	None

1	NAMES OF REPORTING PERSONS: Peder K. Davisson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Schedule 13D is being filed on behalf of Kings Cross Capital, LLC, a Minnesota limited liability company (“KCC”) and Peder K. Davisson, an individual (“Mr. Davisson”)(collectively, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $0.0001 per share, of GCA III Acquisition Corp., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. KCC directly owns the Common Stock to which this Schedule 13D relates, and KCC and Mr. Davisson may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by KCC to vote and to dispose of the securities held by KCC, including the Common Stock.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of GCA III Acquisition Corp., whose principal executive offices are located at 115 East 57 th Street, New York, NY 10022 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is filed by the Reporting Persons. Peder K. Davisson is the Chief Executive Officer of KCC and controls KCC’s business activities. KCC is organized as a limited liability company under the laws of the State of Minnesota.

(b) The address of the principal business and principal office of KCC and Mr. Davisson is 3649 Brunswick Avenue North, Minneapolis, MN 55422.

(c) The principal business of KCC is to serve as a financial consultant and to invest and trade in securities of KCC. The principal business of Mr. Davisson is to act as the Chief Executive Officer of the KCC and as an attorney for Davisson & Associates, PA..

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Davisson is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased the 5,000,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $100,000. The source of funding for this purchase the working capital of KCC.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the acquisition of beneficial ownership of the securities by KCC is for investment, and the acquisition was effected because of the Reporting Persons' belief that the Company represents an attractive investment based on KCC’s ability to locate a potential acquisition candidate or candidates, consistent with the Company’s stated business objectives as set forth in the Issuer’s Current Report filed on Form 8K November 14, 2007.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)   As of the date of this Schedule 13D, KCC beneficially owns 5,000,000 shares of the Common Stock, representing 100% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Current Report filed on Form 8-K filed November 14, 2007).

(b)   KCC and Mr. Davisson share the right to vote and dispose, or direct the disposition, of the 5,000,000 shares of Common Stock owned by KCC.

(c)   The 5,000,000 shares of Common Stock reported herein were acquired by KCC from the Issuer on November 7, 2007.

(d)   Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,000,000 shares of Common Stock owned by the Reporting Person.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except the Exhibits 10.1, 10.2 and 10.3 (the Stock Purchase Agreement, Stock Redemption Agreement for Jennifer L. Lee, and Stock Redemption Agreement for Michael M. Membrado) as set forth in the Issuer’s Current Report on Form 8-K filed November 14, 2007, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1. Joint Filing Agreement, dated as of November 16, 2007, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2007

/s/ Peder K. Davisson
Name: Peder K. Davisson

KINGS CROSS CAPITAL, LLC

/s/ Peder K. Davisson
Name: Peder K. Davisson Title: President